Mail Stop 3010

September 29, 2009

VIA FAX (972) 490-9605 AND USMAIL

Mr. David J. Kimichik
Chief Financial Officer
Ashford Hospitality Trust
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

  Re: **Ashford Hospitality Trust**
       Form 10-K for the year ended December 31, 2008 filed February 27, 2009
       Form 10-K/A for the year ended December 31, 2008 filed May 5, 2009
       Form 10-Q for the three months ended March 31, 2009
       Form 10-Q for the three and six months ended June 30, 2009
       Definitive Proxy Statement filed April 17, 2009
       File No. 001-31775

Dear Mr. David J. Kimichik:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Interest Rate Derivative Transactions, page 4

1.   In future filings, please explain the term "flooridor." Please tell us how you intend to comply.

Access to Reports and Other Information, page 11

2.   In future filings, please revise the address for the Securities and Exchange Commission to 100 F Street, N.E. Washington, DC 20549-1090.

Financial Statements and Notes

Note 4 – Investment in Hotel Properties, page 63

3.   Please tell us how you accounted for the asset swap with Hilton Hotels Corporation in December 2007 and disclose to us the value ascribed to the assets exchanged.

Note 5 – Notes Receivable, page 65

4.   We note that as of December 31, 2008, there were no loans for which you recorded a provision for possible loan losses. Please tell us how loans that are determined not to be individually impaired under SFAS 114 are considered in the assessment of an allowance under SFAS 5, SAB 6L and EITF Topic D-80, Question 10.   In that regard, explain how you considered the referenced guidance in determining that no allowance is required for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired.

Item 9A. Controls and Procedures, page 87

5.   We note that you filed a 10-K amendment on May 5, 2009, because you did not include disclosure required by Item 5 of Form 10-K and Item 201(d) of Regulation S-K. We note your conclusion that your disclosure controls and procedures are effective. Please advise us how you have reached this conclusion in light of your omission of this disclosure. Please tell us what consideration you have given to management's current assessment of the effectiveness of your disclosure controls and procedures at December 31, 2008, in light of the omission. Please also tell us what actions the company or management has taken to resolve the problem.

Exhibits

6.   We note that you have incorporated by reference the forms of various agreements rather than executed agreements. Please tell us why you have not filed executed copies of these agreements. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

DEFINITIVE PROXY STATMENENT FILED APRIL 17, 2009

Compensation Discussion & Analysis, page 14

Benchmarking, page 16

7.   We note your disclosure that you look at five supplemental peer companies in addition to the six core peer companies you have identified. Please note that you are required to identify all of the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should also include a discussion of where actual payments to your named executive officers fall within targeted parameters with respect to base salary and performance incentives. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

Elements of Compensation, page 18

8.   Please explain what you mean by the phrase "rationally expand" in reference to your portfolio. Please tell us how you intend to comply and include this disclosure in future filings.

9.   Please describe the circumstances under which the long-term incentive units will achieve and will not achieve full parity with the common units. Please tell us how you intend to comply and provide this disclosure in future filings.

Grant of Plan-Based Awards, page 26

10.   We note your disclosure that the employment agreements provide for liability insurance coverage, medical and other group welfare plan coverage and fringe benefits. We also note that you have not provided disclosure in the Summary Compensation Table under the column "All Other Compensation" for most of your named executive officers. Please advise or revise future filings to provide the disclosure required by Item 402(c)(ix) of Regulation S-K. Please tell us how you intend to comply.

FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2009

Financial Statements and Notes

Consolidated Statements of Operations, page 4

11.   We note that Net Income reported on your Statements of Operations does not include Loss from continuing operations attributable to redeemable noncontrolling interests in operating partnership. Please tell us how you

considered paragraph 29 of SFAS 160. Similarly advise us of whether there is comprehensive income attributable to redeemable non-controlling interests in operating partnership. Finally describe how you comply with the requirements of paragraph 38(c) of SFAS 160 with respect to your redeemable noncontrolling interests in operating partnership.

Note 8 – Impairment Charges

Investment in Hotel Properties, page 21

12.   We note that operating cash flows from the Hyatt Regency Dearborn hotel were not anticipated to cover the related costs of the property and as such you recorded an impairment on the property. Tell us and disclose in the MD&A of future filings how you evaluated the other properties securing mortgage loans to ensure that impairment was not required. Please also address how the decline in total revenue impacts your ability to generate sufficient operating cash flows and how that was considered in your impairment analysis of your remaining properties.

Notes Receivable, pages 21-22

13.   It appears that you evaluated your note receivable portfolio for specific loan impairment under SFAS 114. Please tell us how loans that are determined not to be individually impaired under SFAS 114 are considered in the assessment of an allowance under SFAS 5, SAB 6L and EITF Topic D-80, Question 10. Additionally tell us and confirm that you will include the disclosure required by paragraph 20(c) of SFAS 114 in future filings.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

David J. Kimichik
Ashford Hospitality Trust
September 29, 2009
Page 5

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacy Gorman at (202) 551-3585 with any other questions.

      Sincerely,

      Cicely LaMothe
      Accounting Branch Chief